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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Information Services Group, Inc.
(Name of Issuer)
Units, each consisting of one share of Common Stock, par value $0.001 per share and one redeemable common stock purchase warrant
(Title of Class of Securities)
45675Y203
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45675Y203

1	NAMES OF REPORTING PERSONS Eric Semler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		3,979,300

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,979,300

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,979,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.8%**

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	45675Y203

1	NAMES OF REPORTING PERSONS TCS Capital GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		3,979,300

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,979,300

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,979,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.8%**

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	45675Y203

1	NAMES OF REPORTING PERSONS TCS Capital Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		2,511,200

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,511,200

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,511,200

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.1%**

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

SCHEDULE 13G
This Amendment No. 4 to the Schedule 13G (the “Schedule 13G”), relating to units, each consisting of one share of common stock, par value $0.001 per share, and one redeemable common stock purchase warrant (the “Common Stock”), of Information Services Group, Inc., a Delaware corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “Commission”). This Schedule 13G is being filed on behalf of TCS Capital Investments, L.P., a Cayman Islands exempted limited company (“TCS Offshore), TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”) and Eric Semler (together with TCS Offshore and TCS GP, the “Reporting Persons”).
This Schedule 13G relates to (A) shares of Common Stock of the Issuer purchased by Eric Semler and TCS GP for the accounts of (i) TCS Capital, L.P., a Delaware limited partnership (“TCS Capital”), (ii) TCS Capital II, L.P., a Delaware limited partnership (“TCS Capital II”), and (iii) TCS Offshore, and (B) shares of Common Stock of the Issuer held by TCS Offshore. TCS Capital holds 226,700 shares of the Common Stock, TCS Capital II holds 1,241,400 shares of the Common Stock, and TCS Offshore holds 2,511,200 shares of the Common Stock. TCS GP acts as general partner to each of TCS Capital, TCS Capital II and TCS Offshore, and Mr. Semler, as manager of TCS GP, controls the investment decisions of TCS GP.
This Amendment is being filed to amend and restate Item 4 as follows:
Item 4 Ownership.
(a)
TCS Offshore is the beneficial owner of 2,511,200 shares of Common Stock, TCS GP (as the general partner of TCS Offshore, TCS Capital II and TCS Capital) is the beneficial owner of 3,979,300 shares of Common Stock, and Eric Semler (as the principal of TCS GP) is the beneficial owner of 3,979,300 shares of Common Stock.

(b)
TCS Offshore is the beneficial owner of 8.1% of the outstanding shares of Common Stock, TCS GP is the beneficial owner of 12.8% of the outstanding shares of Common Stock and Eric Semler is the beneficial owner of 12.8% of the outstanding shares of Common Stock. These percentages are determined by dividing 2,511,200, 3,979,300 and 3,979,300, respectively, by 31,179,071, the number of shares of Common Stock issued and outstanding as of November 27, 2007, as calculated by the Reporting Persons using the information provided by the Issuer in its Form 8-K filed with the Commission on November 27, 2007.

(c)
TCS Offshore has the sole power to vote and dispose of the 2,511,200 shares of common Stock it holds. As the general partner of TCS Offshore., TCS Capital II and TCS Capital, TCS GP has the sole power to vote and dispose of the 3,979,300 shares of Common Stock beneficially owned by it. As the principal of TCS GP, Eric Semler has the sole power to vote and dispose of the 3,979,300 shares of Common Stock beneficially owned by him.

Exhibits   Exhibit 1
Joint Filing Agreement by and among the Reporting Persons.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2008

TCS Capital Investments, L.P.
By:	TCS Capital GP, LLC, general partner

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

TCS Capital GP, LLC

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

/s/ Eric Semler
Eric Semler